ADDITIONAL REPORTING PERSONS

The designated filer for this Form 4 is Roll Energy Investments LLC (“Roll”), the record owner of securities of the Issuer disclosed herein and in a Form 3 filed with the United States Securities and Exchange Commission on September 21, 2010.

Stewart A. Resnick is identified herein as an additional beneficial owner of the Issuer’s securities directly held by Roll.  Mr. Resnick is the sole manager of Roll, and in that capacity, has the power to vote, or to direct the vote, and to dispose of, or to direct the disposition of, the securities held by Roll. As a result of Mr. Resnick’s control over Roll, he is deemed to beneficially own the securities held by Roll.  As of July 22, 2011, Mr. Resnick did not directly own any securities of the Issuer.

The business address of Mr. Resnick is 11444 West Olympic Boulevard, 10th Floor, Los Angeles, California 90064.

STEWART A. RESNICK /s/ Stewart A. Resnick	07/25/2011
**Signature of Reporting Person	Date